June 14, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Catapult Solutions, Inc.

Form 10-12G/A

Filed May 28, 2021

File No. 000-56277

To the men and women of the SEC:

On behalf of Catapult Solutions, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 8, 2021 addressed to Mr. Jeffrey DeNunzio, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-12G/A on May 28, 2021.

SEC Comment(s) /Analysis

Amendment No. 1 to Registration Statement on Form 10-12G

General

1. We note your Rule 145(a) analysis.  However, it appears that the reorganization and the resulting change in the nature of the shareholders’ investment may still constitute a “sale” under Section 2(a)(3) of the Securities Act.  For guidance, please see Section 203.02 of our Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website.  Please provide your analysis with specific facts regarding the reorganization and the number and type of Ambient Water Corporation's shareholders. Alternatively, tell us the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state the facts relied upon to make the exemption available.

COMPANY RESPONSE:

Facts & Background

Pursuant to NRS 78.347(1)(b), Mr. Paul Moody, a shareholder of Ambient Water Corporation, referred to herein as “AWGI”, petitioned the Court on October 30, 2020 to appoint Mr. Jeffrey DeNunzio, the Registrant’s sole director as custodian because the former officers/directors abandoned AWGI’s business plan and its 176 record shareholders. There are 2,032,244,190 shares of common stock held by Cede & Co., a record shareholder for an unknown number of beneficial shareholders. Neither the transfer agent nor the Company maintains any record as to type of shareholder, meaning if a shareholder is accredited or not. The former officers/directors and AWGI’s former resident agent were sent a demand letter (“Letter”) on October 16, 2020 by Mr. Moody demanding them to reinstate AWGI into good standing with Nevada Secretary of State (“NSOS”) within 10 days or risk legal action. The former officers/directors did not respond to the Letter and failed to revive or reinstate AWGI with NSOS. Mr. Moody articulated in the Letter filed with the Court that he would presume the former officers/directors abandoned AWGI if they did not take action to revive or reinstate the Company with NSOS within 10 days. The former officers/directors were properly served notice of Court hearing including a copy of the application to appoint Mr. DeNunzio as custodian. There was no opposition filed by the former officers/directors or anyone else with the Court. As a result, Mr. DeNunzio was appointed custodian.

Disclosure

The business reason for the Reorganization was to give a fresh start to the shareholders of AWGI by allowing them to be shareholders of Catapult Solutions, Inc. having the equivalent economic stake that they previously had in AWGI. The former shareholders of AWGI will benefit if Catapult Solutions, Inc. is able to discover and complete a business combination with a target company. The advantage for Catapult Solutions, Inc. is that it became a trading company, OTC MarketPlace ticker symbol “CPSL” inclusive of the former AWGI shareholders. The result makes it easier to find a merger candidate, organically grow the company, and raise capital.

Analysis & Conclusion

Mr. DeNunzio and Mr. Moody jointly conclude that the former officers/directors abandoned their business and shareholders on or about October 26, 2020 pursuant to the presumption of abandonment stated in the ten day letter. AWGI was a shell company as of October 26, 2020 and remains a shell company as of today as it had/has no operations and no assets. In summary, there was no change in the nature of shareholders’ investment as a result of the Reorganization on April 28, 2021. In our view, and as a result of the foregoing facts stated herein, including our response on May 28, 2021 to Staff comment letter dated May 27, 2021, the issuance of shares of Catapult Solutions, Inc. in the Reorganization did not, under the circumstances, involve the offer or sale of a security within the guidance offered by the Commission in Section 203.02 of the Compliance and Disclosure Interpretations, or the meaning of Section 2(a)(3) of, or Rule 145 under, the Securities Act, and accordingly, such issuance need not be registered pursuant to Section 5 of the Securities Act.

We have revised and added to our disclosure on page 3, Business Development as follows:

“Additional Information relating to Predecessor:

On October 30, 2020, Paul Moody, a shareholder of Ambient Water Corporation (“AWGI”) applied to the Clark County Nevada Eighth Judicial District Court (“Court”) for an order appointing Jeffrey DeNunzio, the Registrant’s sole director as custodian of AWGI. On December 16, 2020, as a result of an Application for Custodianship granted by the Eighth Judicial District Court, Clark County Nevada, Case Number: A-20-826848-P, Jeffrey DeNunzio was appointed Custodian of AWGI. Custodian was vested with powers pursuant to NRS 78.347(6) and named interim director/officer.

On February 24, 2021, Custodian filed a Certificate with NSOS to restate the Articles of Incorporation. Amongst other changes, the authorized shares of both Common and Preferred stock were changed and a mandatory conversion of any previous shares of Series A and B Preferred Stock issued/ outstanding were converted into shares of Common stock and such classes of Preferred Series A and B cancelled. The Restated Articles of Inc. also created a new class of Series Z Preferred stock.

On or about February 25, 2021, 10,000 shares of Series Z Preferred Stock were issued to CRS Consulting, LLC for assisting the Custodian with the resurrection of its corporate charter, reinstating good standing with the Company’s transfer agent and providing services to salvage value for the benefit of shareholders. Jeffrey DeNunzio, Paul Moody and Thomas DeNunzio are members of CRS consulting Services, LLC. The issuance was made pursuant to Rule 4(a)(2) of the Securities Act and did not involve any public solicitation or public offering.

On March 29, 2021, the Custodian conducted a shareholder meeting resulting in Custodian voted as permanent officer/director of AWGI.

On June 1, 2021, an Order was granted by the Court to terminate the Custodianship of AWGI.”

Item 1. Business, page 3

2. We note your response to prior comment 1, please address the following:

• Please amend your filing to provide a statement similar to your response regarding the liabilities of Ambient Water Corporation as of the date of the merger, their status as a result of the Assignment, and the status of Ambient Water Corporation’s operating activities subsequent to the Assignment.

• Please clarify for us how you determined any assets or liabilities of Ambient Water Corporation are not pertinent to Catapult Solutions, Inc. In this regard, tell us how you determined any debt remains with Ambient Water Corporation, how you considered the merger transaction in your assessment, and clarify the registrant's relationship to Ambient Water Corporation after the merger transaction.

• To the extent you determine the assets and liabilities of Ambient Water Corporation are pertinent to the registrant, please revise your filing to disclose the nature and amount of the outstanding liabilities.

COMPANY RESPONSE:

We reached out a second time to attorney Barry Davidson from the law firm of “Davidson Backman and Medeiros” who was the Receiver for Ambient Water Corporation. Mr. Davidson stated that he believed the rights of creditors to claim against the assets of Ambient Water Corp. terminated when the receivership was closed on December 20, 2019. Mr. Davidson stated that he believed the rights of creditors to collect against the assets of Ambient Water Corp. terminated when the claims period in the receivership expired. Mr. Davidson stated to the best of his knowledge that Ambient Water Corp. had no operations after the execution of the Assignment, other than the sale of assets through receivership.

The assets and liabilities of Ambient Water Corporation were assigned to a Receiver as referenced in Form 8-K filed by Ambient Water Corporation on February 20, 2018. The disposition of assets by Receiver to pay holders of claims were less than the liabilities. To the best of our knowledge and belief, after reviewing information given to us by the former Receiver the rights of creditors to collect against the assets of Ambient Water Corp. terminated when the claims period in the receivership expired on December 20, 2019. We do not have any knowledge that Ambient Water Corporation continued operating activities after the receivership was terminated. We believe that at the effective time of Reorganization, Ambient Water Corporation did not have any assets or liabilities.

Nevada merger statute NRS 92A.250 and the plain language in the Agreement and Plan of Merger, Effects of Merger on Page 3 clearly articulates as stated below that vesting of assets and liabilities shall vest in Ambient Water Corporation as the surviving corporation in the downstream merger by and between Ambient Water Corporation and Catapult Merger Sub, Inc. The Registrant did not assume any debt of Ambient Water Corporation by the conversion of securities held by the former shareholders of Ambient Water Corporation into the identical and equivalent securities of the Registrant. In conclusion, at the Effective Time of Reorganization and following the subsequent separation of Ambient Water Corporation as a stand-alone company, all assets and liabilities of Ambient Water Corporation, if any remain with Ambient Water Corporation. There is no business relationship between Ambient Water Corporation and the Registrant after the foregoing separation.

1.  Effects of Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions set forth in NRS 92A.250. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, (i) right and title to all assets (including real estate and other property) owned by, and every contract right possessed by, the Predecessor and Merger Sub shall vest in the Surviving Corporation, and (ii) all liabilities and obligations of the Predecessor and Merger Sub shall become the liabilities and obligations of the Surviving Corporation. The vesting of such rights, title, liabilities, and obligations in the Surviving Corporation shall not be deemed to constitute an assignment or an undertaking or attempt to assign such rights, title, liabilities and obligations. The conversion of securities of Predecessor into the identical and equivalent securities of Successor will not constitute a sale, resale or different security. Securities issued by Successor pursuant to the merger shall be deemed to have been acquired at the same time as the securities of the Predecessor exchanged in the merger. Successor securities issued solely in exchange for the securities of Predecessor as part of a reorganization of the Predecessor into a holding company structure. Stockholders received securities of the same class evidencing the same proportional interest in the holding company as they held in the Predecessor, and the rights and interests of the stockholders of such securities are substantially the same as those they possessed as stockholders of the Predecessor’s securities. Immediately following the merger, Successor has no significant assets other than securities of the Predecessor and its existing subsidiary(s) and has the same assets and liabilities on a consolidated basis as the Predecessor had before the merger. Stockholders of Predecessor shall be the stockholders of Successor. Successor common stock will trade in the OTC Markets under the Predecessor ticker symbol “AWGI” under which the common stock of Predecessor previously listed and traded until a new ticker symbol change has been released into the marketplace by the Financial Industry Regulatory Authority.

The following has been added to page 3 of the 10-12G/A, originally filed on May 28, 2021:

“At the Effective Time of Reorganization and following the subsequent separation of Ambient Water Corporation as a stand-alone company, all assets and liabilities of Ambient Water Corporation, if any remain with Ambient Water Corporation.

Nevada merger statute NRS 92A.250 and the language contained on page 3 of the “Agreement and Plan of Merger,” attached herein as exhibit 10.1, articulates that vesting of assets and liabilities shall vest in Ambient Water Corporation as the surviving corporation in the downstream merger by and between Ambient Water Corporation and Catapult Merger Sub, Inc. The Registrant did not assume any debt of Ambient Water Corporation by the conversion of securities held by the former shareholders of Ambient Water Corporation into the identical and equivalent securities of the Registrant.

There is no business relationship between Ambient Water Corporation and the Registrant after the foregoing separation.”

“The assets and liabilities of Ambient Water Corporation were assigned to a Receiver as referenced in the Form 8-K filed by Ambient Water Corporation on February 20, 2018. The disposition of assets by Receiver to pay holders of claims were less than the liabilities. To the best of our knowledge and belief, after reviewing information given to us by the former Receiver, the rights of creditors to collect against the assets of Ambient Water Corp. terminated when the claims period in the receivership expired on December 20, 2019. We do not have any knowledge that Ambient Water Corporation continued operating activities after the receivership was terminated. We believe that at the effective time of Reorganization, Ambient Water Corporation did not have any assets or liabilities.”

Date: June 14, 2021

/s/ Jeffrey DeNunzio

Jeffrey DeNunzio

Chief Executive Officer